Exhibit 11 Statement Re Computation of Per Share Earnings

                                             Quarters Ended June 30,   Six Months Ended June 30,
                                               1999         1998          1999          1998
                                             --------------------------------------------------
Basic and Diluted Earnings:

Net earnings applicable to common stock      $ 99,222      $48,121      $265,543      $131,819

Shares:

Weighted average number of common
 shares outstanding                           545,481            -       545,481             -

Effect of uynallocated Employee
 Stock Ownership Plan shares                  (37,637)           -       (38,183)            -

Weighted average number of shares
 outstanding, as adjusted                     507,844            -       507,298             -

Basic and Diluted earnings per share         $   0.20      $     -      $   0.52      $      -
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